FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Northern Dynasty Minerals Ltd. (the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2 Date of Material Change

January 17, 2020 and December 18, 2019.

Item 3 News Release

The news releases with respect to the material changes referred to in this report were issued by the Company and distributed through the facilities of CNW on January 17, 2020 and December 18, 2019. The news releases were filed on SEDAR and is available at www.sedar.com.

Item 4 Summary of Material Change

On January 17, 2020, the Company completed its private placement of common shares of the Company (the “Common Shares”) for gross proceeds of approximately US$4.2 million ($5.6 million) (the “Private Placement”) and, further to the completion of its underwritten public offering of Common Shares (including over-allotment) on December 18, 2019 for gross proceeds of approximately US$15.5 million (the “Underwritten Offering” and together with the Private Placement, the “Offering”), an aggregate 53,423,824 Common Shares were sold and issued by the Company under the Offering for aggregate gross proceeds of approximately US$19.7 million.

Item 5 Full Description of Material Change

5.1Full Description of Material Change

Northern Dynasty Completes US$4.2 Million Private Placement

On January 17, 2020, the Company completed its Private Placement of 11,448,824 Common Shares at a price of US$0.37 per Common Share for gross proceeds of approximately US$4.2 million ($5.6 million). The Common Shares were issued at the same price as the Common Shares sold and issued in the Underwritten Offering (hereinafter provided), and are subject to applicable resale restrictions, including a four month hold under Canadian securities legislation.

The securities issued pursuant to the Private Placement have not been qualified by prospectus in Canada or registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Northern Dynasty Announces Closing Of $15.5 Million Underwritten Offering

On December 18, 2019, the Company completed the Underwritten Offering, including exercise in full of the over-allotment option (the “Underwritten Offering”).  A total of 41,975,000 Common Shares were sold at a price of US$0.37 per Common Share for gross proceeds of approximately US$15.5 million.  The Underwritten Offering was completed pursuant to an underwriting agreement dated December 13, 2019 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc.

Proceeds from the Underwritten Offering will be used by the Company for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and advancement of the U.S. Army Corps of Engineers Environmental Impact Statement; (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal governments, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) general corporate purposes.

The Underwritten Offering was completed pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”).  The securities offered under the Underwritten Offering have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

The Company relied on the exemption under Section 602.1 of the TSX Company Manual for the completion of the Underwritten Offering.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ronald W. Thiessen
President & CEO
Tel: 604-684-6365

Item 9Date of Report

January 22, 2020